Exhibit 12.1
NII HOLDINGS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES
(dollars in thousands)

	Three Months Ended
	September 30,
	2008	2007
Income from continuing operations before income tax	$129,292	$124,951

Add:
Fixed charges	59,412	46,958
Amortization of capitalized interest	1,589	1,327

Less:
Interest capitalized	2,229	1,080
Equity in (losses) gains of unconsolidated affiliates	—	—
Losses attributable to minority interests	—	—

Earnings as adjusted	$188,064	$172,156

Fixed charges:
Interest expense on indebtedness (including amortization of debt expense and discount)	$42,466	$35,610
Interest capitalized	2,229	1,080
Portion of rent expense representative of interest (30%)	14,717	10,268

Fixed charges	$59,412	$46,958

Ratio of earnings to fixed charges	3.17	3.67

Deficiency of earnings to cover fixed charges	$—	$—